UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Lee Enterprises, Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

523768909

(CUSIP Number)

Marshall anstandig

MNG ENTERPRISES, inc.

5990 Washington St.

Denver, Colorado 80216

(408) 920-5999

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768909

1	NAME OF REPORTING PERSON

MNG Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		371,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

371,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 523768909

1	NAME OF REPORTING PERSON

MNG Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		371,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

371,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 523768909

1	NAME OF REPORTING PERSON

Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		371,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

371,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 523768909

1	NAME OF REPORTING PERSON

Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		371,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

371,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IA, OO

5

CUSIP No. 523768909

1	NAME OF REPORTING PERSON

Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		371,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

371,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 523768909

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends and supplements the Schedule 13D filed by the undersigned (as amended, the “Schedule 13D”) on January 29, 2020, with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 filed on June 10, 2020, and as further amended by Amendment No. 2 filed on November 23, 2021, Amendment No. 3 filed on November 29, 2021, Amendment No. 4 filed on December 16, 2021 and Amendment No. 5 on January 31, 2022, as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On February 16, 2022, the Reporting Persons filed a revised preliminary proxy statement (the “Proxy Statement”) and an accompanying BLUE proxy card with the Securities and Exchange Commission to be used to solicit votes against the election of Mary E. Junck, Chairman of the Board and the Executive Committee of the Board, and Herbert W. Moloney, Lead Director and Chairman of the Executive Compensation Committee, at the Issuer’s upcoming 2022 annual meeting of stockholders (the “Annual Meeting”).

In the Proxy Statement, the Reporting Persons stated that they are seeking stockholder support to compel the resignations of Ms. Junck and Mr. Moloney for their lead roles in overseeing the Issuer’s poor corporate governance practices and the Issuer’s significant underperformance since the acquisition of Berkshire Hathaway’s BH Media Group publications. Ms. Junck and Mr. Moloney have each served on the Board for extremely long tenures of over 20 years, and have both been re-nominated by the Board in apparent contravention of the Issuer’s own director retirement policy set forth in its Corporate Governance Guidelines. In addition, on top of currently serving as Chair of the Board, Ms. Junck previously served as CEO and Executive Chair of the Issuer, while Mr. Moloney currently serves as lead independent director and as a member or Chair of each of the Board’s four main committees. Further, Ms. Junck also serves as Chair of the Executive Committee of the Board, which includes Mr. Moloney and President and CEO Kevin D. Mowbray. Given their positions on the Board and its committees, Ms. Junck and Mr. Moloney exercise a high degree of control over the Board and, when coupled with their excessively lengthy tenures, the Reporting Persons believe Ms. Junck and Mr. Moloney should bear much of the responsibility for the Company’s underperformance and entrenched governance practices.

In addition, as discussed in the Proxy Statement, under the Issuer’s Second Amended and Restated By-laws (the “Bylaws”), in an uncontested election of directors, each director’s election requires the vote of a majority of the votes cast with respect to that director. Of note, the Bylaws also contain a director resignation policy for uncontested elections, whereby any incumbent director up for re-election that doesn’t receive a majority of votes cast for their re-election must submit their resignation to the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.

7

CUSIP No. 523768909

However, as mentioned in the Proxy Statement, in yet another attempt to further entrench the Board, the Issuer has taken the position that the election of directors at the Annual Meeting is “contested”, meaning directors are elected by a plurality of the votes cast and the director resignation policy does not apply. The Reporting Persons cannot understand how the Issuer could make this determination that the election of directors is “contested” when the Issuer invalidated the Reporting Persons’ director nominees more than two months ago on December 3, 2021. Under the plurality vote standard, with no opposition, Ms. Junck and Mr. Moloney would be re-elected to the Board even if they were to receive just one vote each. This flies in the face of best corporate governance practices and corporate democracy.

If the Reporting Persons’ proxy solicitation results in any director failing to receive a majority of the votes cast for his or her election, then the Reporting Persons believe it would clearly be inappropriate for any such director to continue to serve on the Board. In the Reporting Persons’ view, such director’s continued service on the Board would be an egregious violation of proper corporate governance, and in direct opposition to the will of the stockholders.

The above description of the Proxy Statement is qualified in its entirety by reference to the full text of the Proxy Statement, which is attached hereto as Exhibit 99.6 and incorporated herein by reference.

Also on February 16, 2022, the Reporting Persons sent a letter to the Board (the “Board Letter”) discussing their concerns with the current plurality voting standard for the election of directors at the Annual Meeting and their views that the Board’s was clearly using the plurality voting standard for the election of directors at the Annual Meeting as tool to further entrench themselves and avoid accountability to the Issuer’s stockholders. The above description of the Board Letter is qualified in its entirety by reference to the full text of the Board Letter, which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Alden Global Capital, LLC, together with the other participants named herein (collectively the “Stockholder Group”), has filed a preliminary proxy statement and accompanying BLUE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes against the election of certain directors, Mary E. Junck and Herbert W. Moloney III, of Lee Enterprises, Incorporated, a Delaware corporation (the “Company”), at Company’s the 2022 annual meeting of stockholders

THE STOCKHOLDER GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Strategic Investment Opportunities LLC (“Opportunities”), MNG Enterprises, Inc. (“MNG Enterprises”), MNG Investment Holdings, LLC (“MNG Holdings”), Alden Global Capital LLC (“Alden”) and Heath Freeman.

As of the date hereof, Opportunities directly beneficially owns 371,117 shares of Common Stock. MNG Holdings, as the managing member of Opportunities, may be deemed the beneficial owner of the 371,117 shares of Common Stock owned directly by Opportunities. MNG Enterprises, as the sole member of MNG Holdings, may be deemed the beneficial holder of the 371,117 shares of Common Stock owned directly by Opportunities. Alden, as the investment manager of funds that collectively hold a majority voting interest in MNG Enterprises, may be deemed the beneficial owner of the 371,117 shares of Common Stock owned directly by Opportunities. Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 371,117 shares of Common Stock owned directly by Opportunities.

8

CUSIP No. 523768909

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.6	The Proxy Statement, dated February 16, 2022 (incorporated by reference from the Reporting Persons Form PRRN14A filed with the SEC on February 16, 2022).
99.7	The Board Letter, dated February 16, 2022.

9

CUSIP No. 523768909

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2022

MNG Enterprises, Inc.

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

MNG Investment Holdings LLC

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Strategic Investment Opportunities LLC

By:	MNG Investment Holdings LLC, its managing member

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

10